November 3, 2017

Via Edgar and Overnight Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Roger Schwall, Assistant Director, Office of Natural Resources

Re:        Committed Capital Acquisition Corporation II

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed May 30, 2017

Form 10-Q for the Quarter Ended March 1, 2017

Filed June 27, 2017

Form 8-K

Filed July 11, 2017

File No. 333-192586

Ladies and Gentlemen:

On behalf of Committed Capital Acquisition Corporation II, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments contained in the letter dated October 19, 2017 (the “Comment Letter”), from H. Robert Schwall, Assistant Director of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Company’s (i) Report on Form 10-K for the fiscal year ended December 31, 2016, (ii) Report on Form 10-Q for the quarter ended March 1, 2017, and (iii) Report on Form 8-K filed July 11, 2017. For your convenience, we have incorporated the comments set forth in the Comment Letter in our response.

1.                We have reviewed your response to prior comment 1. In your response, you describe new material agreements, new directors, and a change of control. Provide this information, and any other recent material events, in an appropriate filing under the Exchange Act. Among other things, see Items 1.01, 5.01, and 5.02 of Form 8-K. In the alternative, explain to us why you do not believe that this is material information that should be included in a filing under the Exchange Act.

Response: We have filed our Current Report on Form 8-K disclosing the Management Transaction (as defined in our letter to the SEC dated September 22, 2017).

2.                  In addition, please disclose the trust account balance as of the latest practicable date, taking into account the redemption which expired on August 11, 2017. Consistent with your supplemental response to prior comment 1, also disclose clearly your plans going forward, including whether you plan to seek shareholder approval to extend your business combination completion date beyond April 10, 2019 if a business combination has not been completed by then.

Response: As of October 25, 2017, the balance in the trust account was $1,115,136.38. The Company’s business strategy and plan for seeking an initial business combination will remain unchanged under the new management.  The Company will remain opportunistic and industry agnostic in its approach to potential initial business combinations and will attempt to capitalize on the renewed interest in special purpose acquisition companies as alternatives to traditional initial public offerings and strong equity markets. We believe new management has a network of relationships, potential deal sources and experience with investing in a variety of asset classes to find a suitable partner for an initial business combination and Mr. Abdalla will be well-positioned to utilize on the competitive strengths of the vehicle: no shareholder vote, no redemption and limited float.

Mr. Abdalla is an experienced investor with a deep network of relationships and potential deal sources.  Mr. Abdalla intends to utilize this deep network and his transactional and investment experience to find a suitable partner for an initial business combination.  We also believe that Mr. Abdalla and his advisers, which may include investment bankers, will be able to raise adequate additional capital at the time of the initial business combination through a private financing.

There are no targets currently being considered for an initial business transaction.  Management does not currently intend to seek any further extensions beyond April 2019 and expects to close a business combination by that time or liquidate.

3.                  In your August 15, 2017 Notification of Late Filing on Form 12b-25 for the June 30 Form 10-Q, you undertook to file the Form 10-Q within five business days. Please update us regarding the status of that Form 10-Q (including the date on which you anticipate it will be filed), and provide further explanation regarding why you have not yet filed it.

Response: Following the closing of the Management Transaction, we had various commercial banking issues that resulted in a delay of outstanding payments to various Company vendors, including our accountants and EDGAR filing servicer, which has delayed the finalization and filing of the Form 10-Q. Such issues have been resolved and we intend to file the Forms 10-Qs for the periods ending June 30, 2017 and September 30, 2017 within the next ten business days

If you have any questions or comments regarding the Company’s anticipated timing for the submission of its response, kindly contact me at (917) 626-9385 or our outside counsel, Mark F. Coldwell, Esq. of Littman Krooks LLP at (212) 490-2020. Thank you for your time and attention.

Sincerely,

/s/ Michael Rapoport

Michael Rapoport (a/k/a Michael Rapp)

Chief Executive Officer

cc:	Littman Krooks LLP
Mark F. Coldwell, Esq.